                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                          COMMISSION FILE NUMBER 0-6159



     A. Full title of the plan and address, if different from that of the issuer named below:

                          FIRST COMMERCIAL CORPORATION
                                  401(K) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          REGIONS FINANCIAL CORPORATION
                                 P. O. BOX 10247
                            BIRMINGHAM, ALABAMA 35202

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                           DECEMBER 31, 1998 AND 1997




                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
INDEPENDENT ACCOUNTANTS' REPORT.............................................................................     1

FINANCIAL STATEMENTS
    Statements of Net Assets Available for Benefits.........................................................     2
    Statements of Changes in Net Assets Available for Benefits..............................................     3
    Notes to Financial Statements...........................................................................     4

SUPPLEMENTARY SCHEDULES
    Schedule I - Investments, December 31, 1998.............................................................    20
    Schedule I - Investments, December 31, 1997.............................................................    21

                         Independent Accountants' Report


Regions Financial Corporation
First Commercial Corporation 401(K) Plan

     We have audited the accompanying statements of net assets available for benefits of FIRST COMMERCIAL CORPORATION 401(K) PLAN as of December 31, 1998 and 1997, and the related changes in net assets available for benefits for each of the three years in the period ended December 31, 1998, and the supplementary schedules. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FIRST COMMERCIAL CORPORATION 401(K) PLAN as of December 31, 1998 and 1997, and changes in net assets available for benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles and the supplementary schedules present fairly, in all material respects, the information required to be set forth therein.



/s/ Baird, Kurtz & Dobson
Little Rock, Arkansas
June 9, 1999

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1998 AND 1997


                                                                                           1998                1997
                                                                                       -------------       ------------
INVESTMENTS, AT FAIR VALUE
   Common stock - employer securities (Cost, 1998: $26,562,184;
    1997: $20,229,420)                                                                 $  90,912,668       $ 75,519,308
   Employee benefit common stock fund (Cost, 1998: $4,641,877;
    1997: $2,541,702)                                                                      7,537,177          4,612,846
   Other investments (Cost, 1998: $9,266,561; 1997: $8,040,547)                           11,458,480          9,374,637
   Money market funds (Cost, 1998: $6,613,870; 1997: $5,851,112)                           6,613,870          5,851,112
   Promissory notes (Cost, 1998: $1,758,696; 1997: $1,490,356)                             1,758,696          1,490,356
                                                                                       -------------       ------------
                                                                                         118,280,891         96,848,259
                                                                                       -------------       ------------

RECEIVABLES
   Interest and dividends                                                                    563,957             19,299
   Employer contributions                                                                  1,306,218          1,717,390
   Employees' contributions                                                                      -0-             53,354
   Other receivables                                                                             815             52,622
                                                                                       -------------       ------------
                                                                                           1,870,990          1,842,665
                                                                                       -------------       -------------

OVERDRAFT                                                                                    (30,096)                -0-

PAYABLE TO BROKER                                                                             (2,981)                -0-
                                                                                       -------------       -------------

PLAN EQUITY                                                                            $ 120,118,804        $ 98,690,924
                                                                                       =============        ============

See Notes to Financial Statements

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                      1998                1997            1996
                                                  -------------       -----------      -----------
NET INVESTMENT INCOME
  Net unrealized appreciation of investments      $  10,742,581       $27,782,326      $ 6,016,218
  Dividends - employer securities                     2,771,681         1,254,927        1,060,309
  Dividends and interest - other investments          1,868,277           583,909          779,370
                                                  -------------       -----------      -----------
                                                     15,382,539        29,621,162        7,855,897
                                                  -------------       -----------      -----------

REALIZED GAINS ON INVESTMENTS
  Employer securities                                 6,094,758           655,605          837,399
  Other securities                                      719,248           744,604          168,707
                                                  -------------       -----------      -----------
                                                      6,814,006         1,400,209        1,006,106
                                                  -------------       -----------      -----------

CONTRIBUTIONS
  Employer                                            1,595,622         1,717,390        1,502,485
  Plan participants                                   8,327,622         4,016,307        3,072,644
                                                  -------------       -----------      -----------
                                                      9,923,244         5,733,697        4,575,129
                                                  -------------       -----------      -----------

TRANSFER FROM OTHER PLANS                             2,889,668           712,179          547,453
                                                  -------------       -----------      -----------

   Total Additions                                   35,009,457        37,467,247       13,984,585
                                                  -------------       -----------      -----------

ADMINISTRATIVE EXPENSES                                  60,471               -0-           15,585
                                                  -------------       -----------      -----------

WITHDRAWALS, LAPSES AND FORFEITURES
  Balance of employees' accounts withdrawn           13,580,028         3,907,509        4,850,158
  Forfeited balances, reallocated                       (58,922)           68,420           25,172
                                                  -------------       -----------      -----------
  Amounts disbursed                                  13,521,106         3,975,929        4,875,330
                                                  -------------       -----------      -----------

   Total Deductions                                  13,581,577         3,975,929        4,890,915
                                                  -------------       -----------      -----------

NET INCREASE IN PLAN EQUITY                          21,427,880        33,491,318        9,093,670

PLAN EQUITY, BEGINNING OF YEAR                       98,690,924        65,199,606       56,105,936
                                                  -------------       -----------      -----------

PLAN EQUITY, END OF YEAR                          $ 120,118,804       $98,690,924      $65,199,606
                                                  =============       ===========      ===========


Section Notes to Financial Statements

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

NOTE 1:         DESCRIPTION OF PLAN

GENERAL

    First Commercial Corporation 401(k) Plan is a defined contribution plan and is administered in conformity with the laws of the State of Arkansas, and the applicable provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974.

    On July 31, 1998, First Commercial Corporation merged with and into Regions Financial Corporation. First Commercial Corporation 401(k) Plan is expected to merge with and into Regions Financial Corporation Profit Sharing Plan January 1, 2001.

    The description of the Plan provides only general information. Employees should refer to the pamphlet "Benefits For Our Employees" for a more complete description of the Plan's provisions. Copies of the pamphlet are available from the Human Resources Department.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADMINISTRATION

    The Plan is administered by the following parties: (a) Regions Financial Corporation Benefits Manager acts as Plan Administrator and business manager of the Plan, and (b) the Trustee, Regions Bank Trust Department, who is responsible for the depository and interest management of the Plan's assets.

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

NOTE 1:         DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS

    Salary Deferral Election

    Participating employees may contribute a portion of their annual salary to the Plan, and that amount will be deferred under the provisions of Section 401(k). However, certain restrictions apply to the amount the most highly paid participants may have deferred in relation to all other participants. The participants' contributions are fully vested at all times.

    The employee may contribute a maximum of 15% of their annual salary. The Company will match 30% and 40% of each employee's contribution not in excess of 6% of annual salary for employees with up to five years and over five years of service, respectively. The Company's contribution will become fully vested after five years of service. During 1998, 1997 and 1996, the employer's matching contribution was deposited in the Company Stock Fund. The Company contributed $876,477, $961,410, and $836,753 in matching funds for the years ended December 31, 1998, 1997 and 1996, respectively.

    As of December 31, 1997, employees' contributions may be invested at the employee's discretion in one of four ways: (A) Common Stock Fund, (B) Bond Fund, (C) U.S. Treasury Fund or (D) Company Stock Fund.

    (A) Consists of up to 40% traditional growth stocks; 25% higher yielding stocks; 10% more aggressive growth stocks; 20% international stocks; and 5% money market funds.

    (B) Consists of a blend of three fixed income funds to provide greater diversification and safety.

    (C) Invests exclusively in guaranteed U. S. Government Securities.

    (D) Consists of First Commercial Corporation common stock.

    During 1998, the above mentioned Funds were transferred to Regions Financial Corporation funds which had similar characteristics.

    As of December 31, 1998, employees' contributions may be invested at the employee's discretion in one of seven ways: (A) Regions Common Stock Fund, (B) Fidelity International Equity Fund, (C) Regions Aggressive Growth Fund, (D) Regions Growth Fund, (E) Regions Fixed Income Fund, (F) Regions Balanced Fund, or (G) Regions Treasury Money Market Fund.

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 1:         DESCRIPTION OF PLAN (CONTINUED)

(A) Consists of Regions Financial Corporation common stock.

(B) Consists of mid- to large-cap companies worldwide outside the United States.

(C) Consists primarily of stocks issued by small and medium-size, younger companies with above-average prospects for growth.

(D) Invests in growth-oriented stocks issued by large, well-established U.S. companies with strong balance sheets and a record of attractive dividend payments.

(E) Consists of a broad range of intermediate-term, U.S. government and high-quality corporate bonds.

(F) Consists of a range of corporate bonds, U.S. government bonds and high quality stocks.

(G) Invests in money market securities directly issued by the U.S. Treasury.

DISCRETIONARY TRUST

    The Plan also receives discretionary contributions from each participating employer subsidiary. These contributions are allocated to each participant based upon their annual eligible salary and are invested in Regions Financial Corporation common stock. Contributions by participating employers were as follows for the years ended December 31:

                                                              1998                 1997                  1996
                                                            ---------            ---------            ----------
  First Commercial Corporation                              $ 200,000            $ 200,000            $  200,000
  Morrilton Security Bank, N.A.                                 8,940               11,016                10,236
  First National Bank of Russellville                          23,231               21,754                24,375
  First National Bank of Conway                                31,795               56,000                47,500
  Security Bank of Harrison                                    13,538               19,000                20,000
  Benton State Bank                                            25,436               37,000                30,000
  Arkansas Bank & Trust Company                                44,376               75,700                73,593
  First Commercial Bank of Memphis, N.A.                       48,821               61,002                15,540
  Farmers & Merchants of Rogers                                11,128                7,800                   -0-
  Tyler Bank and Trust, N.A.                                   45,915               36,450                28,107
  Lufkin National Bank                                         15,453               20,841                16,503
  The Stone Fort National Bank                                 15,932               24,080                16,180
  Longview National Bank                                       15,880               11,151                12,812
  Clinton State Bank                                            8,017               10,000                 9,000

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

                                                                1998                    1997                     1996
                                                             -----------             -----------             -----------
  First National Bank of Palestine                           $    12,632             $    15,168             $    14,124
  Kilgore First National Bank                                     19,265                  15,500                  22,333
  State First National Bank - Arkansas and Texas Branches         74,376                  94,692                  83,193
  Arkansas State Bank - Clarksville                               19,863                  17,500                  20,000
  First National Bank of Nashville                                 9,709                  11,637                  11,280
  Citizens First Bank - Arkadelphia                                6,393                   4,605                   6,836
  Citizens First Bank - Fordyce                                    5,727                   5,084                   4,120
  First Bank of Jonesboro                                         37,880                     -0-                     -0-
  First National Bank of Searcy                                   24,838                     -0-                     -0-
                                                             -----------             -----------             -----------

                                                             $   719,145             $   755,980             $   665,732
                                                             ===========             ===========             ===========

PARTICIPANTS' BENEFITS

    Distribution of benefits from the 401(k) Plan are distributed at death, disability, retirement, termination of employment, age 59-1/2 or hardship. Benefits are distributed in cash or Regions Financial Corporation common stock. The distribution (100%) is made within 60 days of retirement, death or permanent disability and within 90 days after the Plan's year-end of the year in which the participant terminates his employment with the Corporation.

    Distribution of stock to participants represents the market value of the Corporation's common stock at the date of distribution plus any cash distributed for fractional shares.

PARTICIPANTS

    All employees of Regions Financial Corporation, West Region who are 21 years of age or over and have worked a minimum of 90 days and are scheduled to work at least 25 hours per week per year are eligible to make contributions to the Plan. After one year of service, employees are eligible to receive employer matching contributions and discretionary employer contributions.


NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

    Investments are stated at quoted market values, determined on the last business day of the year.

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINED)

OTHER

    Purchases and sales of securities are reflected on a trade date basis.

    Dividend income and interest income are recorded as earned on an accrual basis.

    Gains or losses are determined on the average cost basis.

    The Plan participates in the Corporation's Dividend Reinvestment Plan, whereby dividends received may be used to purchase additional shares of stock.

EXPENSES OF THE PLAN

    Substantially all expenses incurred in the administration of the Plan are voluntarily paid by the Corporation as shown below for the years ended December
31. During 1998 the Corporation did not track reimbursement of Plan administration expenses paid by the Corporation.

                                                1998            1997           1996
                                              ---------      ---------       ---------
Annual fees                                   $     -0-      $ 278,898       $ 225,915
Allocation fees                                     -0-        104,531          28,107
Miscellaneous                                    60,471          9,800           1,025
                                              ---------      ---------       ---------
Gross administration expenses                    60,471        393,229         255,047

Reimbursement of administration expenses            -0-       (393,229)       (239,462)
                                              ---------      ---------       ---------
Net administration expenses                   $  60,471      $     -0-       $  15,585
                                              =========      =========       =========

PLAN AMENDMENTS

    Effective April 21, 1998, the Plan was amended to adjust vesting percentages to 100% for all those employees who are involuntarily terminated from employment without cause.

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

NOTE 3:   PLAN TERMINATION

    The Corporation reserves the right to terminate the Plan at any time, although it has no present intentions to do so. In the event the Plan is terminated, the respective account balances of the participants shall become fully vested and non-forfeitable.


NOTE 4:   INVESTMENTS

    The following table represents the fair values of investments held by the Plan at December 31:

                                                                                       1998             1997
                                                                                    -----------      -----------
Common stock - employer (2,255,170 and 1,288,176 shares)                            $90,912,668      $75,519,308
                                                                                    -----------      -----------
Employee Benefit Common Stock Fund (60,445 and 45,674 shares)                         7,537,177        4,612,846
                                                                                    -----------      -----------

OTHER INVESTMENTS

Employee Benefit Special Growth Fund (21,457 and 21,191 shares)                       4,400,034        3,559,773

Employee Benefit Governmental Corporate Bond Fund (154,542 and 144,288 shares)        3,502,781        3,005,311

Fidelity Advisor Series VII Overseas Instl. (106,548 and 130,309 shares)              1,847,539        2,057,589

Fidelity Advisor Balanced Fund (38,410 shares)                                          719,807              -0-

Federated Prime Value Fund (226,861 shares)                                             226,861              -0-

Group Annuity Contract                                                                  401,164          387,405

Certificate of Participation                                                            360,294          364,559
                                                                                    -----------      -----------

                                                                                    $11,458,480      $ 9,374,637
                                                                                    ===========      ===========

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

NOTE 4:         INVESTMENTS (CONTINUED)

                                                                                       1998             1997
                                                                                    -----------      -----------
MONEY MARKET FUNDS

Regions Treasury Money Market                                                       $  6,613,870     $       -0-
Fidelity Money Market Portfolio                                                              -0-       5,851,112
                                                                                    ------------     -----------
                                                                                       6,613,870       5,851,112
                                                                                    ------------     -----------

Promissory notes                                                                       1,758,696       1,490,356
                                                                                    ------------     -----------

                                                                                    $118,280,891     $96,848,259
                                                                                    ============     ===========


    The Plan's investments appreciated in fair value for each year in the three-year period ended December 31, 1998, as follows:

                                                                     1998            1997             1996
                                                                 ------------     ------------     ------------
Unrealized appreciation, beginning of period                     $ 58,695,122     $ 30,912,796     $ 24,896,578
Unrealized appreciation, during the period                         10,742,581       27,782,326        6,016,218
                                                                 ------------     ------------     ------------

Unrealized appreciation, end of period                           $ 69,437,703     $ 58,695,122     $ 30,912,796
                                                                 ============     ============     ============

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 4:         INVESTMENTS (CONTINUED)


    Realized gains on investments are summarized below:

                                              1998            1997            1996
                                           ----------      ----------      ----------
Investment in common stock - employer
 Cost                                      $2,307,153      $  178,362      $  599,839
 Sales price                                8,401,911         833,967       1,437,238
                                           ----------      ----------      ----------
 Gain                                       6,094,758         655,605         837,399
                                           ----------      ----------      ----------

Investment in other securities
 Cost                                       2,730,792       4,723,719         549,862
 Sales price                                3,450,040       5,468,323         718,569
                                           ----------      ----------      ----------
 Gain (loss)                                  719,248         744,604         168,707
                                           ----------      ----------      ----------

                                           $6,814,006      $1,400,209      $1,006,106
                                           ==========      ==========      ==========


NOTE 5:   TAX STATUS

    The Plan obtained its latest determination letter on July 14, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

    The Plan's participants are not taxed until they withdraw benefits from the Plan.


NOTE 6:   ADDITIONAL BANKS INCLUDED IN PLAN

    The following banks were included in the Plan on the date indicated with transfers from the terminated plans as listed below:

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 6:  ADDITIONAL BANKS INCLUDED IN PLAN (CONTINUED)

   Subsidiary                                                                 Effective Date                 Transfer
   ----------                                                                -----------------             --------------
   Morrilton Security Bank, N.A.                                             January 1, 1987               $      598,860
   First National Bank of Russellville                                       January 1, 1987                    1,583,425
   First National Bank of Conway                                             January 1, 1987                          -0-
   Security Bank of Harrison                                                 January 1, 1989                       32,354
   Benton State Bank                                                         January 1, 1990                      709,820
   Arkansas Bank & Trust Company                                             July 1, 1990                       1,934,961
   First Commercial Bank of Memphis, N.A.                                    August 1, 1990                           -0-
   Farmers & Merchants of Rogers                                             August 1, 1992                       196,502
   Tyler Bank and Trust, N.A.                                                February 13, 1993                        -0-
   Lufkin National Bank                                                      February 13, 1993                        -0-
   The Stone Fort National Bank                                              November 1, 1993                         -0-
   Longview National Bank                                                    November 1, 1993                         -0-
   Clinton State Bank                                                        September 1, 1994                        -0-
   First National Bank of Palestine                                          January 1, 1995                      490,597
   Kilgore First National Bank                                               January 1, 1995                    1,217,599
   State First National Bank - Arkansas and Texas Branches                   January 1, 1995                    2,371,627
   FDH Bancshares                                                            November 30, 1995                  2,765,049
   Arkansas State Bank - Clarksville                                         December 31, 1995                    200,460
   First Bank of Jonesboro                                                   January 1, 1998                          -0-
   First National Bank of Searcy                                             January 1, 1998                          -0-

    Rollover contributions of $32,987 and $712,179 were received from new employees transferring from other plans during 1998 and 1997, respectively.

NOTE 7:   PROMISSORY NOTES

    During the years ended 1998 and 1997, the Plan made secured loans totaling $1,034,850 and $992,420, respectively, to Plan participants. These loans are payable in semi-monthly installments. Interest is charged at rates ranging from 7% to 14%. As of December 31, 1998, the remaining principal balance due on these loans was $1,758,696, with maturity dates ranging from January 1999 to May 2029. As of December 31, 1997, the remaining principal balance due on these loans was $1,490,356, with maturity dates ranging from January 1998 to May 2027.

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

NOTE 8:   YEAR 2000 ISSUE

    Like all entities, the Plan is exposed to risks associated with the Year 2000 Issue, which affects computer software and hardware; transactions with customers, vendors and other entities; and equipment dependent on microchips. The Plan has begun but not yet completed the process of identifying and remediating potential Year 2000 problems. It is not possible for any entity to guarantee the results of its own remediation efforts or to accurately predict the impact of the Year 2000 Issue on third parties with which the Plan does business. If remediation efforts of the Plan or third parties with which it does business are not successful, the Year 2000 problem could have negative effects on the Plan's financial condition and results of operations in the near term.

NOTE 9:         INVESTMENT PROGRAMS

    The following tables detail the net assets and the changes in net assets by investment program.

                       ALLOCATION OF PLAN EQUITY AVAILABLE
                    FOR PLAN BENEFITS TO INVESTMENT PROGRAMS

                                DECEMBER 31, 1998

                                                              Employee
                                                               Stock
                         401(k)          401(k)    401(k)     Ownership      Regions        Fidelity
                         Common 401(k)    U.S.    Company     Plan and       Common      International
                          Stock  Bond   Treasury   Stock    Discretionary     Stock          Equity
                          Fund   Fund     Fund     Fund         Trust         Fund            Fund
                        ------  ------  --------  -------   -------------  -------------  -------------
ASSETS
   Investments
     Common stock -
      employer
      securities        $  -0-  $  -0-  $    -0-  $   -0-    $        -0-  $  90,912,668  $         -0-
     Employee benefit
      common stock
      fund                 -0-     -0-       -0-      -0-             -0-            -0-            -0-
     Other investments     -0-     -0-       -0-      -0-             -0-            -0-      1,847,539
     Money market
      funds                -0-     -0-       -0-      -0-             -0-            -0-            -0-
     Promissory notes      -0-     -0-       -0-      -0-             -0-      1,758,696            -0-
   Receivables
     Interest and
      dividends            -0-     -0-       -0-      -0-             -0-        522,362            -0-
     Employer
      contribution         -0-     -0-       -0-      -0-             -0-      1,306,218            -0-
     Employee
      contribution         -0-     -0-       -0-      -0-             -0-            -0-            -0-
     Other receivables
      (payables)           -0-     -0-       -0-      -0-             -0-            815            -0-
                        ------  ------  --------  -------   -------------  -------------  -------------
PLAN EQUITY             $  -0-  $  -0-  $    -0-  $   -0-   $         -0-  $  94,500,759  $   1,847,539
                        ======  ======  ========  =======   =============  =============  =============

                                                                                             Regions
                                   Regions                      Regions                      Treasury
                                 Aggressive      Regions         Fixed         Regions        Money
                                   Growth        Growth          Income        Balanced       Market
                                    Fund          Fund            Fund           Fund          Fund          Other        Total
                                ------------   ------------   ------------   -----------   ------------   ----------  -------------
ASSETS
   Investments
     Common stock -
      employer
      securities                $        -0-   $        -0-   $        -0-   $       -0-   $        -0-   $      -0-  $  90,912,668
     Employee benefit
      common stock
      fund                               -0-      7,537,177            -0-           -0-            -0-          -0-      7,537,177
     Other investments             4,400,034            -0-      3,502,780       719,807        226,861      761,459     11,458,480
     Money market
      funds                              -0-            -0-            -0-           -0-      6,562,710       51,160      6,613,870
     Promissory notes                    -0-            -0-            -0-           -0-            -0-          -0-      1,758,696
   Receivables
     Interest and
      dividends                          -0-            -0-            -0-           -0-         37,116        4,479        563,957
     Employer
      contribution                       -0-            -0-            -0-           -0-            -0-          -0-      1,306,218
     Employee
      contribution                       -0-            -0-            -0-           -0-            -0-          -0-            -0-
     Other receivables
      (payables)                         -0-            -0-            -0-           -0-        (33,077)         -0-        (32,262)
                               ------------   ------------   ------------    ----------    ------------   ----------  -------------
PLAN EQUITY                    $  4,400,034   $  7,537,177   $  3,502,780    $  719,807    $  6,793,610   $  817,098  $ 120,118,804
                               ============   ============   ============    ==========    ============   ==========  =============

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

NOTE 9: INVESTMENT PROGRAMS (CONTINUED)

                       ALLOCATION OF PLAN EQUITY AVAILABLE
                    FOR PLAN BENEFITS TO INVESTMENT PROGRAMS

                                DECEMBER 31, 1997


                                                                                            Employee
                                                                                             Stock
                                   401(k)                      401(k)         401(k)        Ownership
                                   Common         401(k)        U.S.         Company         Plan and
                                   Stock          Bond        Treasury        Stock         Discretion-
                                    Fund          Fund          Fund           Fund          ary Trust     Other       Total
                                ------------    ----------   -----------    ------------    -----------   --------   -----------
ASSETS
 Investments
  Common stock -
   employer
   securities                   $        -0-    $      -0-    $      -0-    $ 40,521,405    $34,997,903   $    -0-   $75,519,308
  Other investments               10,230,208     3,005,311           -0-             -0-            -0-    751,964    13,987,483
  Money market
   funds                              61,573           -0-     5,626,429         137,760            -0-     25,350     5,851,112
  Promissory notes                   242,172        99,679       137,194       1,011,311            -0-        -0-     1,490,356
 Receivables
  Interest and
   dividends                             -0-           -0-           -0-          (1,057)        20,356        -0-        19,299
  Employer
   contributions                         -0-           -0-           -0-         961,410        755,980        -0-     1,717,390
  Employee
   contributions                      30,934         9,562         8,848           4,010            -0-        -0-        53,354
  Other receivables
   (payables)                         (6,482)          307       (21,973)         70,392         10,540       (162)       52,622
                                ------------    ----------   -----------    ------------    -----------   --------   -----------

PLAN EQUITY                     $ 10,558,405    $3,114,859   $ 5,750,498    $ 42,705,231    $35,784,779   $777,152   $98,690,924
                                ============    ==========   ===========    ============    ===========   ========   ===========

                         FIRST COMMERCIAL CORPORATION
                                  401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1998 AND 1997



NOTE 9:         INVESTMENT PROGRAMS (CONTINUED)

                       ALLOCATION OF INCOME AND CHANGES
                     IN PLAN EQUITY BY INVESTMENT PROGRAM

                         YEAR ENDED DECEMBER 31, 1998

                                                                                        Employee Stock
                                      401(k)                    401(k)       401(k)        Ownership      Regions      Fidelity
                                      Common       401(k)        U.S.        Company       Plan and       Common     International
                                      Stock         Bond       Treasury       Stock      Discretionary    Stock         Equity
                                      Fund          Fund        Fund          Fund           Trust         Fund          Fund
                                   -----------   ----------   ----------   -----------   -------------  ------------  ------------
NET INVESTMENT INCOME
  Net unrealized appreciation
    (depreciation) of investments  $       -0-   $      -0-   $      -0-   $       -0-   $       -0-    $  9,060,596  $   152,385
  Dividends - employer
    securities                             -0-          -0-          -0-       407,101       332,519       3,692,114          -0-
  Dividends and interest - other         5,713        6,696        5,548        55,445           -0-       1,074,327       56,281
                                   -----------   ----------   ----------   -----------   -----------    ------------  -----------
                                         5,713        6,696        5,548       462,546       332,519      13,827,037      208,666
                                   -----------   ----------   ----------   -----------   -----------    ------------  -----------

REALIZED GAIN (LOSS) ON
 INVESTMENTS
 Employer securities                       -0-          -0-          -0-       824,355           -0-       3,615,182          -0-
 Other securities                      164,475       10,874          -0-           -0-           -0-             -0-       17,196
                                   -----------   ----------   ----------   -----------   -----------    ------------  -----------
                                       164,475       10,874          -0-       824,355           -0-       3,615,182       17,196
                                   -----------   ----------   ----------   -----------   -----------    ------------  -----------

CONTRIBUTIONS
 Employer                                  -0-          -0-          -0-           -0-           -0-       1,595,622          -0-
                                                                                                                       ----------
 Plan participants                   1,292,680      547,183      429,654     5,646,410           -0-       1,074,487       90,281
                                   -----------   ----------   ----------   -----------   -----------    ------------   ----------
                                     1,292,680      547,183      429,654     5,646,410           -0-       2,670,109       90,281
                                   -----------   ----------   ----------   -----------   -----------    ------------   ----------
TRANSFER FROM (TO)
 OTHER PLANS                       (11,541,839)  (3,678,224)  (6,113,318)  (45,452,269)  (36,117,298)     80,700,324    1,714,570
                                   -----------   ----------   ----------   -----------   -----------    ------------   ----------

 Total additions                   (10,078,971)  (3,113,471)  (5,678,116)  (38,518,958)  (35,784,779)    100,812,652    2,030,713
                                   -----------   ----------   ----------   -----------   -----------    ------------   ----------

ADMINISTRATIVE
 EXPENSES                                  -0-          -0-          -0-        60,094           -0-             -0-          -0-
                                   -----------   ----------   ----------   -----------   -----------    ------------   ----------

WITHDRAWALS, LAPSES
 AND FORFEITURES
  Balance of employees' accounts
    withdrawn                          479,434        1,388       72,382     4,248,264           -0-     6,247,880        183,174
  Forfeited balances, reallocated          -0-          -0-          -0-       (61,661)          -0-         3,919            -0-
                                   -----------   ----------   ----------   -----------   -----------  ------------     ----------
            Amounts disbursed          479,434        1,388       72,382     4,186,273           -0-     6,251,799        183,174
                                   -----------   ----------   ----------   -----------   -----------  ------------     ----------

 Total Deductions                      479,434        1,388       72,382     4,186,273           -0-     6,311,893        183,714
                                   -----------   ----------   ----------   -----------   -----------  ------------     ----------

NET INCREASE (DECREASE)
 IN PLAN EQUITY                    (10,558,405)  (3,114,859)  (5,750,498)  (42,705,231)  (35,784,779)   94,500,759      1,847,539

PLAN EQUITY, BEGINNING
 OF YEAR                            10,558,405    3,114,859    5,750,498    42,705,231    35,784,779           -0-            -0-
                                   -----------   ----------   ----------   -----------   -----------  ------------      ---------

PLAN EQUITY, END OF
 YEAR                              $       -0-   $      -0-   $      -0-   $       -0-   $       -0-  $ 94,500,759     $1,847,539
                                   ===========   ==========   ==========   ===========   ===========  ============     ==========


                                       Regions
                                     Aggressive
                                       Growth
                                        Fund
                                     ----------
NET INVESTMENT INCOME
  Net unrealized appreciation
    (depreciation) of investments    $  480,684
  Dividends - employer
    securities                              -0-
  Dividends and interest - other        243,626
                                     ----------
                                        724,310
                                     ----------

REALIZED GAIN (LOSS) ON
INVESTMENTS
 Employer securities                        -0-
 Other securities                        74,436
                                      ----------
                                         74,436
                                      ----------

CONTRIBUTIONS
 Employer                                   -0-

 Plan participants                      210,131
                                     ----------
                                        210,131
                                     ----------
TRANSFER FROM (TO)
 OTHER PLANS                          3,777,030
                                     ----------

 Total additions                      4,785,907
                                     ----------

ADMINISTRATIVE
 EXPENSES                                   -0-
                                     ----------

WITHDRAWALS, LAPSES
AND FORFEITURES
  Balance of employees' accounts
    withdrawn                           385,873
  Forfeited balances, reallocated           -0-
                                     ----------
            Amounts disbursed           385,873
                                     ----------

 Total Deductions                       385,873
                                     ----------

NET INCREASE (DECREASE)
 IN PLAN EQUITY                       4,400,034

PLAN EQUITY, BEGINNING
 OF YEAR                                    -0-
                                     ----------

PLAN EQUITY, END OF
 YEAR                                $4,400,034
                                     ==========

                                                           Regions                Regions
                                               Regions      Fixed     Regions     Treasury
                                               Growth      Income    Balanced    Money Market
                                                Fund        Fund       Fund         Fund        Other       Total
                                             ----------  ----------  ---------   -----------   --------  -------------
NET INVESTMENT INCOME
  Net unrealized appreciation
    (depreciation) of investments            $  824,156  $  231,476  $  (6,720)  $       -0-   $      4  $  10,742,589
  Dividends - employer
    securities                                      -0-         -0-        -0-           -0-        -0-      4,431,734
  Dividends and interest - other                380,519      44,544     25,428       215,911     58,647      2,172,685
                                             ----------  ----------  ---------   -----------   --------  -------------
                                              1,204,675     276,020     18,708       215,911     58,651     17,347,000
                                             ----------  ----------  ---------   -----------   --------  -------------
REALIZED GAIN (LOSS) ON
 INVESTMENTS
  Employer securities                               -0-         -0-        -0-           -0-        -0-      4,439,537
  Other securities                              116,262      13,610     17,987           -0-        -0-        410,008
                                             ----------  ----------  ---------   -----------   --------  -------------
                                                116,262      13,610     17,987           -0-        -0-      4,849,545
                                             ----------  ----------  ---------   -----------   --------  -------------
CONTRIBUTIONS
 Employer                                           -0-         -0-        -0-           -0-        -0-      1,595,622
 Plan participants                              325,214     151,038     50,082       227,852        -0-     10,045,012
                                             ----------  ----------  ---------   -----------   --------  -------------

                                                325,214     151,038     50,082       227,852        -0-     11,640,634
                                             ----------  ----------  ---------   -----------   --------  -------------
TRANSFER FROM (TO)
 OTHER PLANS                                  6,487,398   3,318,191    665,811     7,407,070        -0-      1,172,278
                                             ----------  ----------  ---------   -----------   --------  -------------

 Total additions                              8,133,549   3,758,859    752,588     7,850,833     58,651     35,009,457
                                             ----------  ----------  ---------   -----------   --------  -------------
ADMINISTRATIVE
 EXPENSES                                           -0-         -0-        -0-           -0-        377         60,471
                                             ----------  ----------  ---------   -----------   --------  -------------

WITHDRAWALS, LAPSES
 AND FORFEITURES
  Balance of employees' accounts
    withdrawn                                   596,372     256,079     32,781     1,058,073     18,328     13,580,028
  Forfeited balances, reallocated                   -0-         -0-        -0-          (850)       -0-        (58,922)
                                             ----------  ----------  ---------   -----------   --------  -------------
             Amounts disbursed                  596,372     256,079     32,781     1,057,223     18,328     13,521,106
                                             ----------  ----------  ---------   -----------   --------  -------------

  Total Deductions                              596,372     256,079     32,781     1,057,223     18,705     13,581,577
                                             ----------  ----------  ---------   -----------   --------  -------------

NET INCREASE (DECREASE)
 IN PLAN EQUITY                              7,537,177   3,502,780    719,807     6,793,610     39,946     21,427,880

PLAN EQUITY, BEGINNING
 OF YEAR                                            -0-         -0-        -0-           -0-    777,152     98,690,924
                                             ----------  ----------  ---------   -----------   --------  -------------

PLAN EQUITY, END OF
 YEAR                                        $7,537,177  $3,502,780  $ 719,807   $ 6,793,610   $817,098  $ 120,118,804
                                             ==========  ==========  =========   ===========   ========  =============

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

NOTE 9: INVESTMENT PROGRAMS (CONTINUED)

                        ALLOCATION OF INCOME AND CHANGES
                      IN PLAN EQUITY BY INVESTMENT PROGRAM

                          YEAR ENDED DECEMBER 31, 1997

                                                                                                  Employee
                                                                                                   Stock
                                         401(k)                      401(k)         401(k)        Ownership
                                         Common         401(k)        U.S.         Company         Plan and
                                         Stock          Bond        Treasury        Stock       Discretionary
                                         Fund           Fund          Fund           Fund           Trust
                                      ------------   -----------   ------------   ------------   -------------
NET INVESTMENT INCOME
     Net unrealized appreciation of
      investments                      $ 1,422,448    $  106,973   $        -0-   $ 14,340,996   $  11,908,921
     Dividends - employer securities           -0-           -0-            -0-        596,085         658,842
     Dividends and interest - other        126,422        10,556        299,196        119,813          14,642
                                      ------------   -----------   ------------   ------------   -------------
                                         1,548,870       117,529        299,196     15,056,894      12,582,405
                                      ------------   -----------   ------------   ------------   -------------

REALIZED GAIN (LOSS) ON
  INVESTMENTS
 Employer securities                           -0-           -0-            -0-            -0-         655,605
 Other securities                          742,509         2,193            -0-            (92)            -0-
                                      ------------   -----------   ------------   ------------   -------------
                                           742,509         2,193            -0-            (92)        655,605
                                      ------------   -----------   ------------   ------------   -------------

CONTRIBUTIONS
 Employer                                      -0-           -0-            -0-        961,410         755,980
 Plan participants                         924,104       280,487        813,872      1,997,844             -0-
                                      ------------   -----------   ------------   ------------   -------------
                                           924,104       280,487        813,872      2,959,254         755,980
                                      ------------   -----------   ------------   ------------   -------------

TRANSFER FROM (TO) OTHER
  PLANS                                   (272,706)     (249,475)       141,520      1,092,840             -0-
                                      ------------   -----------   ------------   ------------   -------------

 Total Additions                         2,942,777       150,734      1,254,588     19,108,896      13,993,990
                                      ------------   -----------   ------------   ------------   -------------

ADMINISTRATIVE EXPENSES                        -0-           -0-            -0-            -0-             -0-
                                      ------------   -----------   ------------   ------------   -------------

WITHDRAWALS, LAPSES AND
  FORFEITURES
     Balance of employees' accounts
       withdrawn                           429,543       176,221        599,578      1,308,244       1,359,018
     Forfeited balances, reallocated           -0-           -0-            -0-         27,794          40,626
                                      ------------   -----------   ------------   ------------   -------------
                Amounts disbursed          429,543       176,221        599,578      1,336,038       1,399,644
                                      ------------   -----------   ------------   ------------   -------------

 Total Deductions                          429,543       176,221        599,578      1,336,038       1,399,644
                                      ------------   -----------   ------------   ------------   -------------

NET INCREASE (DECREASE) IN
  PLAN EQUITY                            2,513,234       (25,487)       655,010     17,772,858      12,594,346

PLAN EQUITY, BEGINNING OF
  YEAR                                   8,045,171     3,140,346      5,095,488     24,932,373      23,190,433
                                      ------------   -----------   ------------   ------------   -------------

PLAN EQUITY, END OF YEAR              $ 10,558,405   $ 3,114,859   $  5,750,498   $ 42,705,231   $  35,784,779
                                      ============   ===========   ============   ============   =============


                                          Other        Total
                                      ----------   ------------
NET INVESTMENT INCOME
     Net unrealized appreciation of
       investments                    $    2,988   $ 27,782,326
     Dividends - employer securities         -0-      1,254,927
     Dividends and interest - other       13,280        583,909
                                      ----------   ------------
                                          16,268     29,621,162
                                      ----------   ------------

REALIZED GAIN (LOSS) ON
  INVESTMENTS
 Employer securities                         -0-        655,605
 Other securities                             (6)       744,604
                                      ----------   ------------
                                              (6)     1,400,209
                                      ----------   ------------

CONTRIBUTIONS
 Employer                                    -0-      1,717,390
 Plan participants                           -0-      4,016,307
                                      ----------   ------------
                                             -0-      5,733,697
                                      ----------   ------------

TRANSFER FROM (TO) OTHER
  PLANS                                      -0-        712,179
                                      ----------   ------------

 Total Additions                          16,262     37,467,247
                                      ----------   ------------

ADMINISTRATIVE EXPENSES                      -0-            -0-
                                      ----------   ------------

WITHDRAWALS, LAPSES AND
  FORFEITURES
     Balance of employees' accounts
       withdrawn                          34,905      3,907,509
     Forfeited balances, reallocated         -0-         68,420
                                      ----------   ------------
                Amounts disbursed         34,905      3,975,929
                                      ----------   ------------

 Total Deductions                         34,905      3,975,929
                                      ----------   ------------

NET INCREASE (DECREASE) IN
  PLAN EQUITY                            (18,643)    33,491,318

PLAN EQUITY, BEGINNING OF
  YEAR                                   795,795     65,199,606
                                      ----------   ------------

PLAN EQUITY, END OF YEAR
                                      $  777,152   $ 98,690,924
                                      ==========   ============

                          FIRST COMMERCIAL CORPORATION
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

NOTE 9: INVESTMENT PROGRAMS (CONTINUED)

                        ALLOCATION OF INCOME AND CHANGES
                      IN PLAN EQUITY BY INVESTMENT PROGRAM

                          YEAR ENDED DECEMBER 31, 1996

                                                                                                   Employee
                                                                                                     Stock
                                          401(k)                      401(k)        401(k)         Ownership
                                         Common        401(k)          U.S.        Company          Plan and
                                         Stock          Bond         Treasury       Stock        Discretionary
                                          Fund          Fund           Fund          Fund            Trust        Other
                                      ------------   -----------   ------------   ------------   -------------  ----------
NET INVESTMENT INCOME
  Net unrealized appreciation
    (depreciation) of investments     $    860,258   $   (25,067)  $        -0-   $  3,279,389   $ 1,891,809    $    9,829
  Dividends - employer securities              -0-           -0-            -0-        523,031       537,278           -0-
  Dividends and interest - other           189,419       149,199        310,534         66,707         4,091        59,420
                                      ------------   -----------   ------------   ------------   -----------    ----------
                                         1,049,677       124,132        310,534      3,869,127     2,433,178        69,249
                                      ------------   -----------   ------------   ------------   -----------    ----------
REALIZED GAIN ON
  INVESTMENTS
 Employer securities                           -0-           -0-            -0-              3       837,396           -0-
 Other securities                          161,992         6,710            -0-            -0-           -0-             5
                                      ------------   -----------   ------------   ------------   -----------    ----------
                                           161,992         6,710            -0-              3       837,396             5
                                      ------------   -----------   ------------   ------------   -----------    ----------

CONTRIBUTIONS
 Employer                                      -0-           -0-            -0-        836,753       665,732           -0-
 Plan participants                         785,090       311,713        391,545      1,555,462           -0-        28,834
                                      ------------   -----------   ------------   ------------   -----------    ----------
                                           785,090       311,713        391,545      2,392,215       665,732        28,834
                                      ------------   -----------   ------------   ------------   -----------    ----------
TRANSFER FROM (TO)
  OTHER PLANS                              257,718        72,892        100,653      2,261,171       621,905    (2,766,886)
                                      ------------   -----------   ------------   ------------   -----------    ----------
 Total Additions                         2,254,477       515,447        802,732      8,522,516     4,558,211    (2,668,798)
                                      ------------   -----------   ------------   ------------   -----------    ----------


ADMINISTRATIVE EXPENSES                      1,721           950          1,595          7,065         4,228            26
                                      ------------   -----------   ------------   ------------   -----------    ----------
WITHDRAWALS, LAPSES AND
  FORFEITURES
  Balance of employees' accounts           532,262       376,716      1,039,852      1,128,113     1,715,439        57,776
    withdrawn
  Forfeited balances, reallocated              -0-           -0-            -0-         24,946           226           -0-
                                      ------------   -----------   ------------   ------------   -----------    ----------
                   Amounts disbursed       532,262       376,716      1,039,852      1,153,059     1,715,665        57,776
                                      ------------   -----------   ------------   ------------   -----------    ----------

 Total Deductions                          533,983       377,666      1,041,447      1,160,124     1,719,893        57,802
                                      ------------   -----------   ------------   ------------   -----------    ----------
NET INCREASE (DECREASE)
  IN PLAN EQUITY                         1,720,494       137,781       (238,715)     7,362,392     2,838,318    (2,726,600)

PLAN EQUITY, BEGINNING
  OF YEAR                                6,324,677     3,002,565      5,334,203     17,569,981    20,352,115     3,522,395
                                      ------------   -----------   ------------   ------------   -----------    ----------
PLAN EQUITY, END OF YEAR              $  8,045,171   $ 3,140,346   $  5,095,488   $ 24,932,373   $23,190,433    $  795,795
                                      ------------   -----------   ------------   ------------   -----------    ----------


                                          Total
                                       -----------
NET INVESTMENT INCOME
  Net unrealized appreciation
    (depreciation) of investments      $ 6,016,218
  Dividends - employer securities        1,060,309
  Dividends and interest - other           779,370
                                       -----------
                                         7,855,897
                                       -----------

REALIZED GAIN ON
  INVESTMENTS
 Employer securities                       837,399
 Other securities                          168,707
                                       -----------
                                         1,006,106
                                       -----------

CONTRIBUTIONS
 Employer                                1,502,485
 Plan participants                       3,072,644
                                       -----------
                                         4,575,129
                                       -----------
TRANSFER FROM (TO)
  OTHER PLANS                              547,453
                                       -----------

 Total Additions                        13,984,585
                                       -----------

ADMINISTRATIVE EXPENSES                     15,585
                                       -----------

WITHDRAWALS, LAPSES AND
  FORFEITURES
  Balance of employees' accounts         4,850,158
    withdrawn
  Forfeited balances, reallocated           25,172
                                       -----------
                   Amounts disbursed     4,875,330
                                       -----------

 Total Deductions                        4,890,915
                                       -----------
NET INCREASE (DECREASE)
  IN PLAN EQUITY                         9,093,670

PLAN EQUITY, BEGINNING
  OF YEAR                               56,105,936
                                       -----------

PLAN EQUITY, END OF YEAR               $65,199,606
                                       ===========

                          FIRST COMMERCIAL CORPORATION
                                  401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 10: SUBSEQUENT EVENTS

         As of June 9, 1999, Regions Financial Corporation stock decreased in value by approximately $3.094 per share since December 31, 1998. This resulted in an unrealized depreciation of approximately $6,977,496.

         A notice of Plan Merger has been filed to merge the Plan with Regions Financial Corporation Profit Sharing Plan effective January 1, 2001.

                             SUPPLEMENTARY SCHEDULES

                          FIRST COMMERCIAL CORPORATION
                                  401(K) PLAN


                            SCHEDULE I - INVESTMENTS
                                DECEMBER 31, 1998


                                                                                         Current
             Issuer                                     Description                       Value            Cost
             ------                                     -----------                       -----            ----

Regions Financial Corporation                     Common Stock
                                                  (2,255,170 shares)                  $ 90,912,668      $26,562,184

Employee Benefit Common Stock Fund                Employee Benefit Common
                                                  Stock Fund (60,445 shares)             7,537,177        4,641,877

Employee Benefit Special Growth Fund              Employee Benefit Special
                                                  Growth Fund (21,457 shares)            4,400,034        2,720,888

Employee Benefit Government/                      Employee Benefit Bond Fund
  Corporate Bond Fund                             (154,542 shares)                       3,502,781        3,122,646

Fidelity Advisor Series VII                       Mutual Fund (106,548 shares)           1,847,539        1,708,185
  Overseas International

Fidelity Advisor Balanced Fund                    Mutual Fund (38,410 shares)              719,807          726,527

Federated Prime Value Fund                        Mutual Fund (226,861 shares)             226,861          226,857

Regions Treasury Money Market                     Money Market Fund                      6,613,870        6,613,870

Regions Financial Corporation                     Promissory Notes                       1,758,696        1,758,696

MBL Life Assurance Corporation                    Group Annuity Contract                   401,164          401,164

Crescent Apartments                               Certification of Participation           360,294          360,294
                                                                                      ------------      -----------

                                                                                      $118,280,891      $48,843,188
                                                                                      ============      ===========

                          FIRST COMMERCIAL CORPORATION
                                  401(K) PLAN


                            SCHEDULE I - INVESTMENTS
                                DECEMBER 31, 1997


                                                                                        Current
           Issuer                                        Description                     Value             Cost
           ------                                        -----------                    -------            ----
First Commercial Corporation                       Common Stock
                                                   (1,288,176 shares)                  $75,519,308      $20,229,420

First Commercial Trust - Employee                  Employee Benefit Common
  Benefit Common Stock Fund                        Stock Fund (45,674 shares)            4,612,846        2,541,702

First Commercial Trust - Employee                  Employee Benefit Special
  Benefit Special Growth Fund                      Growth Fund (21,191 shares)           3,559,773        2,361,311

First Commercial Trust - Employee                  Employee Benefit Bond Fund
  Benefit Government/Corporate Bond                (144,288 shares)                      3,005,311        2,856,652
  Fund

Fidelity Advisor Series VII                        Mutual Fund (130,309 shares)          2,057,589        2,070,620
  Overseas International

Fidelity Money Market Portfolio                    Money Market Fund                     5,851,112        5,851,112

First Commercial Corporation                       Promissory Notes                      1,490,356        1,490,356

MBL Life Assurance Corporation                     Group Annuity Contract                  387,405          387,405

Crescent Apartments                                Certification of Participation          364,559          364,559
                                                                                       -----------      -----------

                                                                                       $96,848,259      $38,153,137
                                                                                       ===========      ===========

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the First Commercial Corporation 401(k) Plan Benefits Committee has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

                             FIRST COMMERCIAL CORPORATION 401(K) PLAN
                             REGIONS FINANCIAL CORPORATION



       Date:   June 29, 1999            By: /s/ Douglas W. Graham
               -------------                ---------------------------------
                                            Douglas W. Graham
                                            Senior Vice President - Personnel
                                            Regions Financial Corporation

INDEX TO EXHIBITS


                                                        SEQUENTIALLY
EXHIBIT                                                   NUMBERED
NUMBER           DESCRIPTION                                PAGE
--------        ----------------------------------      ------------

23        --    Consent of Independent Accountants